Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(Full year for all periods except for six months June 30, 2007)

	Six months
	ended
	June 30,
	2007	2006	2005	2004	2003	2002
Earnings:
Income before income taxes and cumulative effect of an accounting change	$67,135	$161,318	$136,714	$100,966	$118,095	$71,209
Add: Fixed charges	10,907	21,699	20,233	11,988	13,204	14,556

Total Earnings, as defined	78,042	183,017	156,947	112,954	131,299	85,765

Fixed Charges
Interest Expense	4,749	9,516	8,116	308	62	198
Amortization of debt expense	985	1,969	1,671	—	—	—
Estimated interest portion on rental expense	5,173	10,214	10,446	11,680	13,142	14,358

Total Fixed Charges	10,907	21,699	20,233	11,988	13,204	14,556

Ratio of earnings to fixed charges	7.2	8.4	7.8	9.4	9.9	5.9